UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.      )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Türkiye Vakiflar Bankasi T.A.O.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Republic of Turkey

(Jurisdiction of Subject Company’s Incorporation or Organization)

Türkiye Vakiflar Bankasi T.A.O.

(Name of Person(s) Furnishing Form)

6.000 per cent. Subordinated Notes due 2022

(Title of Class of Subject Securities)

US90015NAB91

(CUSIP Number of Class of Securities (if applicable))

Mr. Mustafa Turan, Sanayi Mah, Eski Büyükdere Caddesi Güler Sokak No:51, Kağithane,
İstanbul, 34416, Turkey, Telephone Number: 011-90-212-398-1515

(Name, Address (including zip code) and Telephone Number (including area code) of  Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 13, 2017

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

99.1                        Exchange Offer and Consent Memorandum dated January 13, 2017 (which includes the Notice of Meeting and schedules, amongst others, the Preliminary Drawdown Prospectus)

99.2                        Regulatory Press Release dated January 13, 2017

99.3                        Form of Voting Certificate

99.4                        Form of Block Voting Certificate

Item 2. Informational Legends

The required legends are included under the heading “Notice to U.S. Noteholders” on page 2 of the Memorandum.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Item 1. Documents that must be publicly available in connection with the transaction but need not be disseminated to security holders.

99.5                        Base Prospectus dated April 18, 2016

99.6                        First Supplement to Base Prospectus dated June 13, 2016

99.7                        Second Supplement to Base Prospectus dated July 29, 2016

99.8                        Third Supplement to Base Prospectus dated August 17, 2016

99.9                        Fourth Supplement to Base Prospectus dated October 20, 2016

99.10                 Fifth Supplement to Base Prospectus dated November 24, 2016

99.11                 Reuters IIIA Press Release dated January 13, 2017

99.12                 Form of Second Supplemental Fiscal Agency Agreement in respect of the Existing Notes

99.13                 Form of Second Supplemental Agency Agreement in respect of the New Notes

Item 2.  Documents incorporated by reference (other than referenced above or included in those referenced above).

99.14                 The independent auditor’s audit reports and audited unconsolidated Banking Regulatory and Supervisory Agency Financial Statements of Türkiye Vakiflar Bankasi T.A.O. for each of the three years ended December 13, 2013, 2014 and 2015

99.15                 The independent auditor’s audit reports and audited consolidated Banking Regulatory and Supervisory Agency Financial Statements of Türkiye Vakiflar Bankasi T.A.O. for each of the three years ended December 13, 2013, 2014 and 2015

99.16                 The independent auditor’s audit reports and audited consolidated International Financial Reporting Standards Financial Statements of Türkiye Vakiflar Bankasi T.A.O. for each of the three years ended December 13, 2013, 2014 and 2015

99.17                 The independent auditor’s review report and unaudited interim consolidated Banking Regulatory and Supervisory Agency Financial Statements of Türkiye Vakiflar Bankasi T.A.O. for each of the nine month periods ended September 30, 2015 and 2016

99.18                 The independent auditor’s review report and unaudited interim unconsolidated Banking Regulatory and Supervisory Agency Financial Statements of Türkiye Vakiflar Bankasi T.A.O. for each of the nine month periods ended September 30, 2015 and 2016

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Türkiye Vakiflar Bankasi T.A.O., New York branch concurrently with the filing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mustafa Turan
(Signature)

Mustafa Turan, SVP
(Name and Title)

January 17, 2017
(Date)